July 12, 2024

Jeffrey J. Bird
Chief Executive Officer
Dril-Quip, Inc.
2050 West Sam Houston Parkway S., Suite 1100
Houston, Texas 77042

        Re: Dril-Quip, Inc.
            Form 10-K/A for Fiscal Year Ended December 31, 2023
            Response dated July 8, 2024
            File No. 001-13439
Dear Jeffrey J. Bird:

     We have reviewed your Form 10-K/A filed on July 8, 2024 and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 28, 2024 letter.

Form 10-K/A for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

1. We note that the discussion of your results of operations for the year ended December 31,
        2022 compared to the year ended December 31, 2021 is being incorporated by reference to your 2022 Form 10-K. In light of your restatement to the 2021 financial statements, please tell us what consideration you gave to including a revised discussion in your current MD&A for those periods.


2. We note that the Adjusted EBITDA includes an adjustment for restructuring and other charges for each of your reporting periods. We also note your Item 4.02 Form 8-K filed on July 8, 2024 states "Since the error is related to misclassification on the Consolidated
        Statement of Income (loss), there was no impact on...   Adjusted EBITDA
  ". Since
 July 12, 2024
Page 2

       inventory write-downs are a cost of sales, please clarify why this charge would still be adjusted in your calculation of Adjusted EBITDA. Considering the nature of your business, adjustments to write off inventory appear to be normal operating expenses. We refer you to Questions 100.01 in the Compliance and Disclosure Interpretations on Non-
       GAAP Financial Measures.
Item 11. Executive Compensation, page 90

3. We note that you checked the box indicating that error corrections to your financial statements are restatements that required a recovery analysis of incentive-based compensation received by any of your executive officers during the relevant recovery
       period pursuant to   240.10D-1(b). Please tell us what consideration you
gave to
       disclosing your recovery analysis of awarded compensation pursuant to your compensation recovery policy provided in Exhibit 97 of your Form 10-K. We refer you to
       Item 402(w) of Regulation S-K. In addition, we remind you that any Item 402(w)
       disclosure should be provided in an Interactive Data File in accordance with Rule 405 of
       Regulation S-T and the EDGAR Filer Manual.
       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology